March 6, 2025

Seth Ravin
Chief Executive Officer
Rimini Street, Inc.
1700 S. Pavilion Center Drive, Suite 330
Las Vegas, NV 89135

       Re: Rimini Street, Inc.
           Registration Statement on Form S-3
           Filed February 27, 2025
           File No. 333-285336
Dear Seth Ravin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lisa Fontenot